FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS INVESTMENTS, LLC hereby files with the Securities and Exchange
Commission, pursuant to Rule 2, its statement claiming exemption as a holding
company from the provisions of the Public Utility Holding Company Act of
1935, and submits the following information:

1)   <u>Name, state of organization, location and nature of business of
      claimant and every subsidiary thereof, other than any exempt wholesale
      generator (EWG) or foreign utility company in which claimant directly
      or indirectly holds an interest</u>.

      a)   <u>WPS Investments, LLC</u> is a nonutility company organized on
            November 21, 2000 under the laws of the State of Wisconsin. Its
            principal offices are located at the principal executive offices
            of Wisconsin Public Service. WPS Investments is owned 73% by
            Wisconsin Public Service, 23% by Upper Peninsula Power, and 4% by
            WPS Resources. The principal business of WPS Investments is to
            hold the investment in American Transmission Company LLC. At
            December 31, 2002, WPS Investments owns approximately a 15%
            interest in American Transmission Company.

            Subsidiaries of WPS Investments consist of the following:

            (i)   <u>American Transmission Company LLC</u> is a utility company
                  organized on June 12, 2000 under the laws of the State of
                  Wisconsin. Its principal offices are located at N19 W23993
                  Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047.
                  The principal business of American Transmission Company LLC
                  is to own and operate the transmission assets formerly
                  owned by Wisconsin Public Service, Upper Peninsula Power
                  Company, Wisconsin Power and Light Company, Wisconsin
                  Electric Power Company, Madison Gas and Electric Company,
                  Wisconsin Public Power, Inc., and various retail electric
                  cooperatives and municipal utilities. The transmission
                  assets of these utility companies were transferred on
                  January 1, 2001 in exchange for equity interests in
                  American Transmission Company LLC.

2) A brief description of the properties of claimant and each of its
    subsidiary public utility companies used for the generation,
    transmission, and distribution of electric energy for sale, or for the
    production, transmission, and distribution of natural or manufactured
    gas, indicating the location of principal generating plants,
    transmission lines, producing fields, gas manufacturing plants, and
    electric and gas distribution facilities, including all such properties
    which are outside the state in which claimant and its subsidiaries are
    organized and all transmission or pipelines which deliver or receive
    electric energy or gas at the borders of such state.

    Statistics set forth in the answer to this item are as of December 31,
    2002

    a) American Transmission Company LLC owns and operates electric
        transmission facilities throughout eastern Wisconsin, portions of
        Illinois, and the Upper Peninsula of Michigan. Transmission and
        distribution facilities owned by American Transmission Company
        include 8,900 miles of transmission lines, 98 wholly owned
        transmission substations, and 364 jointly owned transmission
        substations. American Transmission Company has 75
        interconnections 60 in Wisconsin, and 15 in Michigan and
        Illinois.

3) The following information for the last calendar year with respect to
    claimant and each of its subsidiary public utility companies:

    Not Applicable

4) The following information for the reporting period with respect to
    claimant and each interest it holds directly or indirectly in an EWG or
    a foreign utility company, stating monetary amounts in United States
    dollars.

    Not Applicable

LIST OF EXHIBITS

Exhibit A-6   Balance Sheet at December 31, 2002, and Statements of Income
of American Transmission Company LLC for the year ended
December 31, 2002.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2003.

WPS INVESTMENTS, LLC

/S/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice-President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ Barth J. Wolf
Barth J. Wolf
Secretary and
Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Barth J. Wolf, Secretary
WPS Investments LLC
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001


UNAUDITED
American Transmission Company LLC
Balance Sheet
December 31, 2002
(in thousands)

	2002
ASSETS	
Transmission and General Plant	
Property Plant & Equipment	$1,211,859
Less Accumulated Depreciation	(527,538)
	684,321
Construction Work in Progress	49,209
Net Transmission and General Plant	733,530
Current Assets	
Cash and Cash Equivalents	14,830
Accounts Receivable	24,737
Other Current Assets	1,088
Total Current Assets	40,655
Other Assets	20,852
Total Assets	$795,037
MEMBERS' EQUITY AND LIABILITIES	
Members' Equity	$393,502
Long-term Debt	348,033
Current Liabilities	
Line of Credit	0
Accounts Payable	23,289
Accrued Liabilities	23,604
Advances from Members	0
Total Current & Accrued Liabilities	46,893
Long-term Liabilities	6,609
Total Members' Equity and Liabilities	$795,037

UNAUDITED
American Transmission Company LLC
Income Statement
For the Twelve Months Ending December 31, 2002
(in thousands)

	2002
Operating Revenues	
Transmission Service Revenue	$202,856
Other Operating Revenue	2,442
Total Operating Revenues	205,298
Operating Expenses	
Operations	26,212
Maintenance	26,932
General and Administrative	33,412
Depreciation and Amortization	38,407
Taxes Other Than Income Taxes	6,096
Deferral of Start-up Costs	0
Total Operating Expenses	131,059
OPERATING INCOME	74,239
Other Income	
Interest Income	(269)
Allow for Other Funds Used During Construction	1,675
Total Other Income	1,406
Earnings Before Interest and Taxes	75,645
Interest Expense	22,655
Allow-Borrow funds during Construction	(1,067)
Net Interest Expense	21,588
Earnings Before Taxes	$54,057